JC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





January 10, 2005

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-10-2005

Re: The Walt Disney Company
Incoming letter dated December 27, 2004

Dear Mr. Neuhauser:

This is in response to your letter dated December 27, 2004 concerning the shareholder proposal submitted to Disney by the Sinsinawa Dominicans, Inc., CHRISTUS Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation. On December 7, 2004, we issued our response expressing our informal view that Disney could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In addition, under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response under rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

926480

// PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 27, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: David Lynn, Associate Director
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Walt Disney Company

Via fax

Dear Sir/Madam:

As you know, the Sinsinawa Dominicans, Inc., Christus Health, Trinity Health, Catholic Healthcare West, the Bon Secours Health System, Inc., the Catholic Equity Fund, the Dominican Sisters of Springfield Illinois, the Congregation of the Sisters of St. Agnes, the Brethren Benefit Trust and the As You Sow Foundation (which institutions own, in total, approximately 235,000 shares of common stock of The Walt Disney Company and who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Walt Disney Company (hereinafter referred to either as "Disney" or the "Company"), submitted a shareholder proposal to Disney, which proposal requested the Company to prepare a report on the health impact on adolescents arising from certain of the Company's actions.

On October 15, 2004, Wachtel Lipton Rosen & Katz (hereinafter referred to as "Wachtel") sent, on behalf of Disney, a request that the Proponents' shareholder proposal be excluded from Disney's 2005 proxy statement on the ground, *inter alia*, that it could be excluded under Rule 14a-8(i)(7). The undersigned sent a letter to the Staff dated November 22, 2004, explaining why Rule 14a-8(i)(7) was inapplicable to the Proponents' proposal. Wachtel sent a supplemental letter dated November 30, 2004, which the undersigned rebutted on December 1, 2004. The Company sent to the Staff a sur-rebuttal on December 2, 2004.

By letter dated December 7, 2004, (but not received by the Proponents until the week of December 22, 2004) the Staff opined that the Proponents' shareholder proposal could be excluded by virtue of Rule 14a-8(i)(7).

In accordance with 17 CFR 202.1(d), the undersigned hereby requests, on behalf of the Proponents, that (i) the Staff reconsider its no-action response dated December 7, 2004, and, in the event that upon such reconsideration the position of the Staff is not reversed, that (ii) the Staff submit the matter to the Commission. We believe that the issues raised by the Proponents shareholder proposal, namely, whether the Company's actions directly implicate it in causing death and disease, raises such important policy questions as to preclude the application of the ordinary business exclusion to the proposal. We also believe that in light of the seismic changes in the medical understanding of the issue raised by the Proponents since the Staff determination in 1997 in The Walt Disney Company (November 10, 1997) that it is appropriate for the Staff, or the Commission, to alter its interpretation in light of "changing societal views". (See Rel 34-40018 (May 21, 1998.) Such an alteration in Staff position, as was earlier done with respect to the tobacco companies themselves, is appropriate in light of the findings of the Center for Disease Control, the American Medical Association and the World Health Organization.

We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Pamela S. Seymon
All Proponents
Rev. Michael Crosby
Sister Pat Wolf

To David Lynn
Assoc Director
Division of Corp Fin
SEC

Via FAX 202-942-9525

From Paul M. Neuhauser
Tel + FAX 941-349-6164

Re: Shareholder Proposal Submitted to
Disney by Sinsinawa Dominicans

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